UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

MECOX LANE LIMITED

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

58403M201**

(CUSIP Number)

Fang Xue
Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place, No. 81 Jianguo Road

Beijing, 100025
Tel +86 10 6502 8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The CUSIP number applies to American Depositary Shares, each representing thirty-five Ordinary Shares of the Issuer, par value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58403M201

	1.	Names of Reporting Persons. ChinaEquity USD Fortune Co., Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 0
	14.	Type of Reporting Person (See Instructions) CO

2

CUSIP No. 58403M201

	1.	Names of Reporting Persons. ChinaEquity USD Fund I L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 0
	14.	Type of Reporting Person (See Instructions) PN

3

CUSIP No. 58403M201

	1.	Names of Reporting Persons. ChinaEquity USD Investment GP L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 0
	14.	Type of Reporting Person (See Instructions) PN

4

CUSIP No. 58403M201

	1.	Names of Reporting Persons. ChinaEquity USD Investment Management Co.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 0
	14.	Type of Reporting Person (See Instructions) CO

5

CUSIP No. 58403M201

	1.	Names of Reporting Persons. ChinaEquity Global Holding Co., Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 0
	14.	Type of Reporting Person (See Instructions) CO

6

CUSIP No. 58403M201

	1.	Names of Reporting Persons. Chaoyong Wang
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization People’s Republic of China
	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 0
	14.	Type of Reporting Person (See Instructions) IN

7

CUSIP No. 58403M201

	1.	Names of Reporting Persons. Xu Wang
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization People’s Republic of China
	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 0
	14.	Type of Reporting Person (See Instructions) IN

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This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is filed jointly by (1) ChinaEquity USD Fortune Co., Ltd. (“ChinaEquity Holdco”), (2) ChinaEquity USD Fund I L.P., (3) ChinaEquity USD Investment GP L.P., (4) ChinaEquity USD Investment Management Co., (5) ChinaEquity Global Holding Co., Ltd. ((1) through (5), collectively, the “ChinaEquity Reporting Persons”), (6) Mr. Chaoyong Wang, and (7) Mr. Xu Wang (collectively with the ChinaEquity Reporting Persons and Mr. Chaoyong Wang, the “Reporting Persons”).

This Amendment No. 3 amends and supplements the statement on Schedule 13D filed jointly with the Securities and Exchange Commission on November 2, 2015 (the “Original Schedule”) by the Reporting Persons with respect to the ordinary Shares, par value $0.0001 (the “Shares”), including the Shares represented by American Depositary Shares (the “ADSs”), of Mecox Lane Limited, a Cayman Islands corporation (the “Issuer”), which Original Schedule was subsequently amended by Amendment No. 1 filed on December 17, 2015 and Amendment No. 2 filed on December 23, 2015 (the Original Schedule as amended by Amendment No. 1 and Amendment No. 2, the “Schedule 13D”). Except as specifically amended and supplemented by this Amendment No. 3, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On April 12, 2016, an extraordinary general meeting of the shareholders of the Issuer was held at 10:00 a.m. (Beijing time), at Room 302, Qilai Building, No. 889, Yishan Road, Shanghai 200233, the People’s Republic of China. At the extraordinary general meeting, the shareholders of the Issuer authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger, and authorized each of the directors of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

On April 14, 2016, the Issuer and Merger Sub filed the Plan of Merger with the Cayman Registrar, which was registered by the Cayman Registrar as of April 14, 2016, pursuant to which the Merger became effective on April 14, 2016 (the “Effective Time”). As a result of the Merger, the Issuer will continue its operations as a wholly owned subsidiary of Parent.

At the Effective Time of the Merger, each of the Shares issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$0.114 in cash without interest, and each of the ADSs was cancelled in exchange for the right to receive US$4.00 (less US$0.05 per ADS cancellation fee) in cash without interest, except for (a) Shares, including such Shares represented by the ADSs, held by the Shareholder-CNshangquan and ChinaEquity Holdco (collectively, the “Rollover Shareholders”) that were rolled over (the “Rollover Shares”), or held by Parent, the Company or any of their subsidiaries, which were cancelled and ceased to exist and no payment or distribution will be made with respect thereto, and (b) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”), which were cancelled and ceased to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

As a result of the Merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market. In addition, 90 days after the filing of Form 25 in connection with the transaction, or such shorter period as may be determined by the SEC, the deregistration of the ADSs of the Company and the Shares underlying them will become effective and the reporting obligations of the Company under the Exchange Act will be terminated. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

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Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) As a result of the Merger, all of the Rollover Shares were cancelled without payment of any consideration in exchange for the right of the Rollover Shareholders to subscribe for newly issued ordinary shares of Parent pursuant to the terms of the Merger Agreement, ChinaEquity Holdco Support Agreement and CNshangquan Support Agreement.

(c) Except for the transactions described in Item 4, none of the Reporting Persons has effected any transactions in the ordinary shares of the Issuer during the past 60 days.

(d) – (e) Not applicable.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 14, 2016
Date

ChinaEquity USD Fortune Co., Ltd.	By:	/s/ Chaoyong Wang
Name: Chaoyong Wang
Title: Director

ChinaEquity USD Fund I L.P.	By:	/s/ Chaoyong Wang
Name: Chaoyong Wang
Title: Duly authorized signatory under Power of Attorney
effective as of October 15, 2013

ChinaEquity USD Investment GP L.P.	By:	/s/ Chaoyong Wang
Name: Chaoyong Wang
Title: Duly authorized signatory under Power of Attorney
effective as of October 15, 2013

ChinaEquity USD Investment Management Co.	By:	/s/ Chaoyong Wang
Name: Chaoyong Wang
Title: Director

ChinaEquity Global Holding Co., Ltd.	By:	/s/ Xu Wang
Name: Xu Wang
Title: Director

Chaoyong Wang	By:	/s/ Chaoyong Wang

Xu Wang	By:	/s/ Xu Wang

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